LOAN AND STOCK PURCHASE AGREEMENT

THIS LOAN AND STOCK PURCHASE AGREEMENT is made this 18th day of July, 2006, by and among **REVENGE DESIGNS, LLC** ("Company"), **SIGNATURE LEISURE, INC.**("Lender") and **THOMAS CRESS** and **PETER COLLORAFI** (collectively "Owner").

W I T N E S S E T H:

WHEREAS, Company is seeking both investor funding and loans to allow it to commence production; and

WHEREAS, Lender is a sophisticated investor with a desire to both purchase an interest in Company and to loan funds to Company; and

WHEREAS, Owner collectively are the owners of one hundred fifty (150) Membership Units in Company, representing 100% of the outstanding ownership interest in Company and Owner agrees with and desires for this transaction to occur;

NOW, THEREFORE, in consideration of the foregoing, and other good and valuable considerations, the receipt and sufficiency of such considerations being hereby acknowledged, the parties agree as follows:

1. Lender hereby agrees to loan to Company the sum of $100,000.00, (the "Loan") as follows: The sum of $50,000.00 upon execution hereof by all parties, with the balance on or before July 31, 2006.

2. Company agrees to repay the Loan as follows:

    (i) payment of the sum of $7,000.00 on each of January 1, 2007, April 1, 2007, July 1, 2007, October 1, 2007, January 1, 2008, April 1, 2008 and July 1, 2008; and

    (ii) payment of the sum of $100,000.00 on October 1, 2008.

3. By execution hereof, Owner acknowledges and agrees with the terms hereof, and agrees that it is acceptable for Company to issue to Lender the below referenced ownership interest in Company. Owner is not a guarantor of Company's obligations hereunder.

4. This Agreement shall be binding upon the successors, transferees, assigns, beneficiaries, estates and heirs of the parties.

5. Company agrees to provide audited financial reports to Lender as reasonably requested from time-to-time. Company is aware of the Lender's public reporting requirements and will cooperate as reasonably required by Lender's auditing accountant. Costs of such additional action by Company shall be paid by Lender

6. On or before July 31, 2006, Lender shall pay to Company the sum of $100,000.00 and shall receive the following as consideration:

   (i) delivery to Lender of an ownership interest in Company equal to 25% of the equity of Company, such ownership interest to be subject to the terms of the Operating Agreement attached hereto as Exhibit "A";

   (ii) $1,000.00 from the proceeds of each of the first one hundred (100) cars sold by Company hereafter, as return on investment, such sums being due upon receipt and collection of good funds by Company;

IN WITNESS WHEREOF, the parties have hereunto affixed their signatures as of the date first above written.

REVENGE DESIGNS, LLC   **SIGNATURE LEISURE, INC.**

By: /s/ Thomas Cress_____   /s/ Stephen W. Carnes_____
       Thomas Cress, Member-Manager   Stephen W. Carnes, President

/s/ Thomas Cress_____   /s/ Peter Collorafi_____
Thomas Cress, Individually   Peter Collorafi, Individually

OPERATING AGREEMENT
FOR

REVENGE DESIGNS, LLC

THIS OPERATING AGREEMENT is made and entered into effective the 18TH day of July, 2006, by and among the undersigned parties, as initial members ("Initial Members") of **REVENGE DESIGNS, LLC**, an Indiana limited liability company.

PRELIMINARY STATEMENT

REVENGE DESIGNS, LLC, an Indiana limited liability company (the "Company"), was organized on March 17, 2006.   Scott B. Ainsworth (the "Organizer") acted as organizer to form the Company under the laws of the State of Indiana by the filing of Articles of Organization (the "Articles") for the Company pursuant to the Indiana Business Flexibility Act (the "Act") on behalf of the Initial Members. The Initial Members now desire to adopt this Operating Agreement to govern certain aspects of the operations of the Company and to set forth the rights and obligation of the Initial Members and any Additional Member or Substitute Member (as defined below), and their respective successors and assigns.

TERMS AND CONDITIONS

In consideration of the mutual covenants and agreements contained in this Agreement, and intending to be legally bound thereby, the undersigned parties hereby agree to the following terms and conditions.

ARTICLE 1

DEFINITIONS

Unless the context or rules of grammar otherwise require or unless otherwise expressly provided in this Agreement, the capitalized terms used in this Agreement shall have the meanings specified in this Article 1, as set forth below:

"**Act**" means the Indiana Business Flexibility Act (I.C. 23-18, et seq.), as the same may be amended from time to time.

"**Additional Member**" means any person admitted as a Member pursuant to Section 9.1 of this Agreement.

"**Agreement**" means this Operating Agreement, as originally executed and as amended from time to time.

"**Articles**" means the Articles of Organization filed by the Company with the Indiana Secretary of State and as amended or restated from time to time.

"**Bankruptcy**" means (i) the entry of a decree or order for relief against the Member by a court of competent jurisdiction in any involuntary case brought against the Member under any bankruptcy, insolvency or other similar law (collectively, "Debtor Relief Laws") generally affecting the rights of creditors and relief of debtors now or hereafter in effect, (ii) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar agent under applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property, (iii) the ordering of the winding up or liquidation of the Member's affairs, (iv) the filing of a petition in any such involuntary bankruptcy case, which petition remains undismissed for a period of 180 days or which is not dismissed or suspended pursuant to Section 303 of the Federal Bankruptcy Code (or any corresponding provision of any future United States bankruptcy law), (v) the commencement by the Member of a voluntary case under any applicable Debtor Relief Law now or hereafter in effect, (vi) the consent by the Member to the entry of an order for relief in an involuntary case under any such law or to the appointment of or the taking of possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar agent under any applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property, or (vii) the making by a Member of any general assignment for the benefit of its creditors.

"**Capital Account**" means the account established and maintained for each Member in the manner prescribed by Section 7.1 of this Agreement.

"**Capital Contribution**" means the total value of any cash, property, services rendered or a promissory note or other binding obligation to contribute cash or property or to perform services that a person transfers to the Company in the capacity as a Member, as shown on Exhibit "B" attached to and made a part of this Agreement, as the same may be amended from time to time. Any reference in this Agreement to the Capital Contribution of a Member shall include all Capital Contributions previously made by any prior Member for the interest of such Member, and shall be reduced by any Distribution(s) to such prior Member in return of the Member's Capital Contribution(s) as contemplated in this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as amended. All references in this Agreement to Code Section shall include any and all corresponding provisions of succeeding law.

"**Company**" refers to REVENGE DESIGNS, LLC.

"**Event of Dissociation**" means the withdrawal, death, retirement, resignation, removal, Bankruptcy or dissolution of a Member, or the assignment by a Member of such Member's Interest following which the assignee of such Interest becomes a Member pursuant to Section 8.4.

"**Former Member**" means the Member whose actions, conduct or status has resulted in an Event of Dissociation, and thereafter such person is no longer a Member.

"**Initial Members**" refers to Peter Collorafi, Thomas Cress and Signature Leisure, Inc..

"**Interest**" means a Member's economic rights in the Company, including the Member's share of the profits and losses of the Company and the right to receive distributions from the Company, as set forth in the Act, the Articles and this Agreement.

"**Member**" means a person admitted to membership in the Company in accordance with the Act, the Articles and this Agreement, and as to whom an Event of Dissociation has not occurred.

"**Non-Voting Interest**" means a Member's Interest in the Company which is not entitled to voting rights on matters respecting management of Company.

"**Operating Agreement**" means this Agreement.

"**Percentage Interest**" of a Member means the percentage of such Member set forth opposite the name of such Member under the column "Percentage Interest" on Exhibit "B", as such percentage may be adjusted from time to time pursuant to the terms of this Agreement.

"**Person**" means an individual, corporation, a general or limited partnership, an association, a limited liability company, a business trust, or any other legal or commercial entity.

"**Substitute Member**" means any Person who or which is admitted into Membership upon the written consent of all Members pursuant to Section 8.4 of this Agreement.

"**Voting Interest**" means a Member's Interest in the company which is entitled to voting rights on matters respecting management of Company.

ARTICLES 2

ORGANIZATION AND TERM

Section 2.1. **Formation**. The Company was formed pursuant to the Act. The rights and liabilities of the Members shall be as provided under the Act, the Articles and this Agreement. The Members agree to each of the provisions of the Articles.

Section 2.2. **Name**. The name of the Company is REVENGE DESIGNS, LLC.

Section 2.3. **Principal Place of Business**. The principal place of business of the Company shall be 1236 Patterson St, Decatur, Indiana, 46733, or such other address as may be established by the consent of a Majority in Interest of the Members.

Section 2.4. **Registered Office and Registered Agent**. The Company's registered office shall be at 147 S. Second St., Decatur, Indiana, 46733, and the name of its initial registered agent shall be Peter A. Collorafi. The Company may designate another registered office or agent at any time by following the procedures set forth in the Act.

Section 2.5. **Purpose**. The purpose of the Company shall be as set forth in the Articles.

Section 2.6. **Effective Date**. The effective date of this Agreement shall be July 11, 2006.

Section 2.7. **Term**. The term of the Company shall commence on March 17, 2006. and shall continue in full force and effect in perpetuity, unless the Company is earlier dissolved in accordance with Section 10.1 or the Act.

Section 2.8. **Other Instruments**. Each Member hereby agrees to execute and deliver to the Company within ten days after receipt of a written request therefor, such further documents and to take such other action as the Company deems necessary to comply with any laws, rules or regulations to enable the Company to fulfill its responsibilities under this Agreement.

ARTICLE 3

MEMBERS AND CAPITAL CONTRIBUTIONS

Section 3.1. **Names and Addresses of Members**. All Members of the Company, past and present, and their last known business, residence or mailing address shall be listed on the attached Exhibit "A". The Members shall be required to update Exhibit "A" from time to time as necessary to accurately reflect the information therein.

Section 3.2. **Capital Contributions and Percentage Interests of Members**. The initial Capital Contributions to the Company and the Non-Voting, Voting, and Percentage Interests of each Member are set forth on Exhibit "B". Any subsequent Capital Contributions shall be in such amounts and in such types of property as may be agreed upon by all of the Members.

ARTICLE 4

MEETINGS OF MEMBERS

Section 4.1. **Annual Meetings**. Annual meetings of the Members shall be held on the second Monday in January of each year at the principal offices of the Company, or on such other date or at such other place as may be designated by a Majority in Interest of the Members.

Section 4.2. **Special Meetings**. Special meetings of the Members may be called by a Majority

in Interest of the Members. Special meetings of the Members shall be called upon delivery to the

Members of notice of a special meeting of the Members given in accordance with Section 4.3

signed and dated by a majority in Interest of the Members.

Section 4.3. **Notice of Meetings**. The Company shall deliver or mail written notice stating the

date, time, and place of any Members' meeting and, in the case of a special Members' meeting or

when otherwise required by law, a description of the purposes for which the meeting is called, to

each Member of record entitled to vote at the meeting, at such address as appears in the records

of the Company and at least two, but no more than 30, days before the date of the meeting.

Section 4.4. **Waiver of Notice**. A Member may waive notice of any meeting, before or after the

date and time of the meeting as stated in the notice, by delivering a signed waiver to the

Company for inclusion in the minutes. A Member's attendance at any meeting, in person or by

proxy (a) waives objection to lack of notice or defective notice of the meeting, unless the

Member at the beginning of the meeting objects to holding the meeting or transaction business at

the meeting, and (b) waives objection to consideration of a particular matter at the meeting that is

not within the purposes described in the meeting notice, unless the Member objects to

considering the matter when it is present.

Section 4.5. **Voting by Proxy**. A Member may appoint a proxy to vote or otherwise act for the Member

pursuant to a written appointment form executed by the Member or the Member's duly authorized

attorney-in-fact. An appointment of a proxy is effective when received by the secretary or other officer or

agent of the Corporation authorized to tabulate votes. The general proxy of a fiduciary is given the same

effect as the general proxy of any other Member. A proxy appointment is valid for 11 months unless

otherwise expressly stated in the appointment form.

Section 4.6. **Action by Consent**. Any action required or permitted to be taken at a Members'

meeting may be taken without a meeting if the action is taken by all the Members entitled to vote

on the action. The action must be evidenced by one or more written consents describing the

action taken, signed by all of the Members entitled to vote on the action, and delivered to the

Company for inclusion in the minutes.

Section 4.7. **Presence**. Any or all Members may participate in any annual or special Members'

meeting by, or through the use of, any means of communication by which all Members

participating may simultaneously hear each other during the meeting. A Member so

participating is deemed to be present in person at the meeting.

Section 4.8. **Conduct of Meetings**. At any Members' meeting, a Majority in Interest of the

Voting Interests the Members shall preside or appoint a person to preside at the meeting and

shall appoint a person to act as secretary of the meeting. The secretary of the meeting shall

prepare minutes of the meeting which shall be placed in the minute books of the Company.

Section 4.9. **Voting**. All Company decisions, except as otherwise provided in this Agreement,

shall be made by vote of the majority in interest of the Voting Interests of the Members.

ARTICLE 5

RIGHTS OF MEMBERS

Section 5.1. **Rights of Members**. Until such time as the Members unanimously agree, Thomas

Cress shall have the sole authority to act as Member-Manger of Company with such Member-

Manager having all rights necessary to conduct the business of the Company and the day-to-day

operations of the Company as provided in the Act, the Articles and this Agreement.

Section 5.2. **Waiver of Partition**. Each Member on behalf of such Member, its successors and its assigns, hereby waives any rights to have any Company property partitioned.

Section 5.3. **Reimbursement of Expenses**. Each Member shall be entitled to reimbursement from the Company of all expenses of the Company reasonably incurred and paid by such member on behalf of the Company. Any question as to whether a Member is entitled to reimbursement of expenses of this Section 5.3 shall be determined by a Majority in Interest of the Members.

Section 5.4. **Organization Expenses**. The Company shall pay all expenses incurred in the organization of the Company.

ARTICLE 6

ACCOUNTING AND RECORDS

Section 6.1. **Records and Accounting**. The fiscal year of the Company for financial reporting and for federal income tax purposes shall be the calendar year. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with generally accepted accounting principles. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The Company shall keep the following records and information at its principal office.

(a) a list with the full name and last known mailing address of each Member of the Company from the date of organization;

(b) a copy of the Articles of Organization and all amendments;

(c) copies of the Company's federal, state and local income tax returns and financial statements for the three most recent years, or if the returns and statements were not prepared, copies of the information and statements provided to, or that should have been provided to, the Members to enable them to prepare their federal, state and local tax returns for the same period;

(d) copies of this Agreement and all amendments and copies of any written operating agreements no longer in effect;

(e) a writing setting out the following:

(i)   the amount of cash, if any, and a statement of the agreed value of any other property or services contributed by each Member, and the times at which, or events upon the happening of which, any additional contributions agreed to be made by each Member are to be made;

(ii) the events, if any, upon the happening of which the Company is to be dissolved and its affairs wound up; and

(iii) any other writings required by this Agreement.

Section 6.2. **Access to Accounting Records**. Each Member, and the Member's duly authorized representative, shall have the right, at the Member's own expenses, to inspect and copy the records listed in Section 6.1 at the principal office of the Company, upon reasonable request, during ordinary business hours.

Section 6.3. **Annual Financial and Tax Information**. The Members shall use their best efforts

to cause the Company to deliver to each Member within 75 days after the end of each fiscal year

all information necessary for the preparation of such Member's federal and state income tax

returns. The Members shall also use their best efforts to cause the Company to prepare, within

75 days after the end of each fiscal year, a financial report of the Company for such fiscal year

containing a balance sheet as of the last day of the year then ended, an income statement for the

year then ended, a statement of sources and applications of funds, and a statement of

reconciliation of the Capital Accounts of the Members.

Section 6.4. **Federal Income Tax Elections**. The Company may make any and all elections for

federal income tax purposes, including, but not limited to, the following:

> (a) to the extent permitted by applicable law and regulations, an election to use an
>
> accelerated depreciation method with respect to any depreciable asset of the
>
> Company; and
>
> (b) in the case of a transfer of all or part of the Interest of any Member, an
>
> election to adjust the tax basis of the assets of the Company pursuant to Code
>
> Sections 734, 743 and 754.

ARTICLE 7

CAPITAL ACCOUNT; ALLOCATIONS; DISTRIBUTIONS

Section 7.1. **Capital Account**.

(a) An individual Capital Account shall be established and maintained on behalf of each Member, including any additional or substituted Member, in the manner provided by Treasury Regulations Section 1.704-1(b)(2)(iv). To the extent consistent with Treasury Regulation Section 1.704-1(b)(2)(iv), the Capital Account of each Member shall consist of (i) the amount of cash such Member has contributed to the Company, plus (ii) the agreed fair-market value of any property such Member has contributed to the Company, net of any liabilities assumed by the Company or to which such property is subject, plus (iii) the amount of profits or net income (including tax-exempt income) allocated to such Member pursuant to Section 7.2 less (iv) the amount of losses and deductions allocated to such Member pursuant to Section 7.2, less (v) the amount of all cash distributed to such Member, net of any liability assumed by such Member or to which such property is subject, less (vi) such Member's share of any other expenditures which are not deducible by the Company for federal income tax purposes or which are not allowable as additions to the basis of Company property, and (vii) subject to such other adjustments as may be required under the Code. The Capital Account of a Member shall not be affected by any adjustments to basis made pursuant to Code Section 743 but shall be adjusted with respect to adjustments to basis made pursuant to Code Section 734.

(b) No Member shall have the right to withdraw that Member's Capital Contribution, or to receive any return or interest on any portion of that Member's Capital Contribution, or to demand and receive property of the Company or any distribution in return for that Member's Capital Contribution, except as may be specifically provided in this Agreement or as required by law. No Member shall receive out of Company property any part of that Member's Capital Contribution until (i) all liabilities of the Company, except liabilities to Members, have been paid or there remains property of the Company sufficient to pay them, and (ii) the consent of all Members is obtained, unless the return of the Capital Contribution may be rightfully demanded as provided in the Articles, this Agreement or the Act. In no event may a Member receive any distribution with respect to the Member's Capital Contribution which exceeds the positive balance in the Member's Capital Account at the time of distribution.

(c) Subject to the provisions of Section 7.1(b) and Article 9, a Member may rightfully demand the return of the Member's Capital Contribution (i) on the dissolution of the Company, or (ii) as may otherwise be provided in the Articles, this Agreement or the Act. A Member shall have only the right to demand and receive cash in return for the Member's Capital Contribution.

Section 7.2. **Allocation of net Income, Loss or Capital Gains**. Except as may be expressly provided otherwise in this Article 7, and subject to the provisions of Code Section 704(c) or any other provision of the Code, the net income (taking into account all salaries, bonuses, or guaranteed payments made to Member), loss or capital gains of the Company for each fiscal year of the Company shall be allocated among the Members according to their respective Percentage Interests.

Section 7.3. **Allocation of Income and Loss and Distributions in Respect of Interest**

Transferred.

(a) If any Interest in the Company is transferred, or is increased or decreased by

reason of the admission of a new Member or otherwise, during any fiscal year of

the Company,

(i) the Company may close its books as though the Company's accounting and tax years had ended, with allocations to be made among the Members in a manner consistent with Section 7.2 of this Agreement; or

(ii) each net item of income, gain, loss deduction, or credit or the Company for such fiscal year shall be assigned pro rata to each day in the particular period of such fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred), and the amount of each such item so assigned to any such day shall be allocated to the Member in a manner consistent with Section 7.2 of this Agreement.

(b) Distributions of Company assets in respect of an Interest in the Company

shall be made only to the Members who, according to the books and records of

the Company, are the holders of record of the Interests in respect of which such

distributions are made on the actual date of distribution. Neither the Company

nor any Member shall incur any liability for making distributions in accordance

with the provisions of the preceding sentence, whether or not the Company or the

Member has knowledge or notice of any transfer or purported transfer of

ownership of interest in the Company which has not been approved by unanimous

vote of the Members.

(c) Notwithstanding any provision in this Agreement to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Interests in the Company as of the date such sale or other disposition occurs and shall be in accordance with their respective Percentage Interests on such date.

Section 7.4 **Preferential distributions.** It is agreed the Signature Leisure, Inc., which has made an initial capital investment of $100,000.00, shall receive a distribution, as return of capital, equal to $1000.00 from the proceeds of each of the first one hundred (100) cars sold by Company hereafter, such sums to be payable upon receipt and collection of good funds by Company.

ARTICLE 8

CHANGES IN MEMBERS; RESTRICTIONS ON TRANSFER OF INTERESTS

Section 8.1. **Withdrawal/Removal of Members**. A Member may voluntarily withdraw from the Company with the consent of a majority in interest of all other Members. A Member shall be removed as a Member upon the occurrence of any of the following events:

(a) Bankruptcy of the Member;

(b) If the Member is an individual, the death of the Member or an adjudication by a court of competent jurisdiction that the Member is incompetent to manage his/her affairs or property;

(c) If the Member is a trust (or trustee acting on behalf of a trust), the termination or dissolution of the trust;

(d)   If the Member is a partnership, limited liability company or corporation, the dissolution and/or commencement of wind up of such entity;

(e)   If the Member is an estate, the distribution by the fiduciary of the estates' entire interest in Company; or

(f)   A vote by the majority in interest of the Voting Interests of all Members to remove a Member for cause, which shall include without limitation engaging in acts of moral turpitude, breach of duties of loyalty to Company and/or acts of malfeasance with respect to Company assets and/or prospects.

A withdrawal/removal of a Member in accordance with this Section 8.1 is intended to constitute an Event of Dissociation.

Section 8.2. **Buy-out of Former Members**.

(a)   Upon the occurrence of an Event of Dissociation and the consent of all of the Members who have Voting Interests, other than the Former Member, to continue the Company, the Company shall have the obligation to purchase the Interest of such Former Member within 120 days after the Event of Dissociation upon the terms and conditions set forth in this Agreement.

(b)   The amounts paid to a former Member for purposes of Section 8.1(a) of this Agreement shall be determined as set forth in this Section 8.1(b):

(i) immediately following the effective date of the Company and on the second Monday of each January thereafter, the Members shall meet and determine the value of each Member's Interest in the Company. Such valuation shall be in writing and shall be attached to this Agreement. The value so determined shall control for a period of one year or until the next determination of value by the Members. If the Members shall fail to set such value, "book value", as determined by the Company's Certified Public Accountant, shall be used to establish the value of each Member's Interest.

(c) The amounts to be paid to a former Member for purposes of Section 8.1(a) of

this Agreement shall be evidenced by a promissory note payable in five equal

annual installments beginning one year following the Event of Dissociation and

on the same day of each year thereafter until paid in full with interest payable

annually, in arrears, and at a rate equal to the national prime rate as published in

the Wall Street Journal, or upon such other payment terms as may be agreed by all

Members.

Section 8.3. **Restrictions on Transfer and Assignment of a Member's Interest.** Except as

hereinafter set forth, no Member shall be entitled to assign, convey, sell, transfer, pledge,

encumber or in any way alienate all or any part of his Interest, except with the prior written

consent of all the other Members who have Voting Interests, which consent may be given or

withheld, conditioned or delayed (as allowed by this Agreement or the Act) as the remaining

Voting Interest Members may determine in their sole discretion. Transfers in violation of this

Section 8.3 shall only be effective to the extent set forth in Section 8.6(b) of this Agreement. It

is agreed and acknowledged that a transfer of any Membership interest to Peter A. Collorafi shall

be a permitted transfer hereunder.

Section 8.4. **Further Restrictions on Transfer**. In addition to the restrictions set forth in

Section 8.3, no Member shall assign, convey, sell, encumber or in any way alienate all or any

part of his Interest in the Company: (a) without registration under applicable federal and state

securities laws, unless he delivers an opinion of counsel satisfactory to the Company that

registration under such laws is not required; or (b) if the Interest to be sold or exchanged, when

added to the total of all other Interests sold or exchanged in the preceding 12 consecutive months prior thereto, would result in the termination of the Company for tax purposes under Code Section 708.

Section 8.5. **Substitute Members**. A transferee shall have the right to become a substitute Member if (a) the requirements of Sections 8.3 and 8.4 of this Agreement are met, (b) such person executes an instrument satisfactory to the remaining Voting Interest Members accepting and adopting the terms and provisions of this Agreement, and (c) such person pays any reasonable expenses in connection with his or her admission as a remaining Member.

Section 8.6. **Effect of Transfer**.

(a) Any permitted transfer of all or any portion of a Member's Interest in the Company will take effect on the first day of the month following receipt by the Members of written notice of transfer. Any transferee of an Interest in the Company shall take such interest subject to the restrictions on transfer imposed by this Agreement.

(b) Upon any attempted transfer of a Member's Interest in the Company in violation of this Agreement, the transferee shall have no right to participate in the management of the business and affairs of the Company or to become a Member, and such transferee shall only be entitled to receive the share of profits or other compensation by way of income and the return of contributions to which the transferor of such Interest in the Company would otherwise be entitled.

ARTICLE 9

ADDITIONAL MEMBERS AND INTEREST AS A MEMBER

Section 9.1. **Additional Interest**. By the written consent of all the Voting Interest Members, the Company may issue additional Interests by sale or other issuance to existing Members or other Persons. Any such sale or other issuance of an Interest shall be make in accordance with the Articles and this Agreement. As a condition to such issuance, Additional Members acquiring such Interest shall execute this Agreement and all other documents and instruments as the Company may require and shall become Members as regards such Interest upon the date the last of such agreements are executed.

Section 9.2. **Allocations**. Additional Interests shall not be entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits or other matters of any kind; provided that additional Interests shall be entitled to their respective share of the Company's income, gains, losses, deductions, credits and other matters of any kind arising under contracts entered into before the effective date of the issuance of any additional Interests to the extent that such income, gains, losses, deductions, credits and other matters of any kind arise after such effective date. The Company's books may be closed at the time additional Interests are issued (as though the Company's tax year had ended) or the Company may credit to the addition Interests pro rata allocations of the Company's income, gains, losses, deductions, credits and other matters of any kind for that portion of the Company's fiscal year after the effective date of the issuance of the additional Interests, such allocations to be effected in a manner consistent with Section 7.2 of this Agreement.

ARTICLE 10

DISSOLUTION AND WINDING UP

Section 10.1. **Dissolution**. The Company shall be dissolved and its affairs wound up on the first of the following to occur:

    (a) at the time or on the occurrence of events specified in the Articles or this Agreement;

    (b) all of the Voting Interest Members consent in writing to the dissolution of the Company;

    (c) an Event of Dissociation occurs, unless all the remaining Voting Interest Members elect to continue the business of the Company within 90 days of the date of the Event of Dissolution; or

    (d) a decree of judicial dissolution is entered pursuant to I.C. 23-1-9-2.

Section 10.2. **Winding Up**. Upon dissolution, the Members shall proceed to wind up and liquidate the business and affairs of the Company, and the Company may only carry on business that is appropriate to wind up and liquidate the business and affairs of the Company, including the following: (a) collecting the Company's assets; (b) disposing of properties that will not be distributed in kind to Members; (c) discharging or making provision for discharging liabilities; (d) distributing the remaining property among the Members; and (e) doing every other act necessary to wind up and liquidate the business and affairs of the Company. The Members shall follow the procedure for disposing of known claims set forth in I.C. 23-18-9-8 and publish notice of the dissolution of the Company pursuant to I.C. 23-18-9-9.

Section 10.3. **Distribution of Assets**. Upon the winding up of the Company, the assets shall be distributed as follows:

(a) to creditors, including Members who are creditors to the extent permitted by law, to satisfy the liabilities of the Company whether by payment or by the establishment of adequate reserves, excluding distributions to Members pursuant to Section 7.2;

(b) to Members and former Members to satisfy the liabilities for distributions pursuant to Section 7.2;

(c) to Members of the Company in respect of their share of the profits and other compensation by way of income on their Capital Contributions to the extent each such Member has a positive balance in his Capital Account as provided in Treasury Regulation Subsection 1.704-1(b)(2)(ii)(b)(2); and

(d) to Members of the Company in respect of their Capital Contributions to the extent each such Member has a positive balance in his Capital Account as provided in Treasury Regulation Subsection 1.704-1(b)(2)(ii)(b)(2).

Section 10.4. **Deficit Account Balance after Liquidation**. A deficit balance in a Member's Capital Account after liquidation of the Company shall be repaid to the Company no later than 90 days after the liquidation occurs as provided in Treasury Regulation Subsection 1.704-1(b)(2)(ii)(b)(3).

ARTICLE 11

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Organizers and Members shall be entitled to indemnification and advancement of expenses in accordance with and subject to the Articles.

ARTICLE 12

INVESTMENT REPRESENTATIONS

By the execution of this Agreement each of the Members acknowledges, agrees, represents and warrants that:

(a) the Member understands that investment in the Member's Interest in the Company involves a high degree of risk and is suitable only for sophisticated investors. The Member further understands that Interests are being offered in reliance upon an exemption from registration provided by the federal Securities Act of 1933, as amended;

(b) the Member is purchasing the Member's Interest for the Member's own investment and not with a view to the distribution or resale thereof to any other person;

(c) the Company has disclosed to the undersigned, in writing, and the Member acknowledges, that the transferability of the Interest is severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period as these securities have not been registered under the Securities

Act of 1933 or any state securities laws and therefore cannot be offered or sold unless they are subsequently registered under such acts or an exemption from such registration is available;

(d) the Member agrees that in addition to other prohibitions of and restrictions on transfer under this Agreement, the Member's Interest will not be sold without registration under the Securities Act of 1933 and any applicable state securities law, or until the undersigned has obtained an opinion of counsel satisfactory to the Company that such registration is not required in connection with any such transaction, and in no event will any of the Member's Interest be sold within nine months of the issuance thereof;

(e) the Member's principal residence is at the address for the Member noted in this Agreement;

(f) the Member has and has had access to all material facts with respect to the Interest by reason of active involvement in the organization of the Company;

(g) no commission or other remuneration shall be paid to any person in connection with the offer or sale of the Interest;

(h) the Member understands and agrees that the Member has no right to require the Company to register the Interest under federal or state securities laws at any time, or to join in any future registration; and

(i) the Member agrees to hold the Company and its Members, Managers and controlling persons (as defined in the Securities Act of 1933, as amended), and any persons affiliated with any of them or with the distribution of the Interest, harmless from all expenses, liabilities and damages (including reasonable

attorney's fees) deriving from a disposition of the Interest in a manner in violation

of the Securities Act of 1933, as amended, or of any applicable state securities law

or which may be suffered by reason of a breach of any of the covenants,

representations and warranties contained in this Article 12.

ARTICLE 13

AMENDMENTS

Section 13.1. **Proposal of Amendments**. Amendments to the Articles and this Agreement may

be proposed in writing by any Member. If required by the Company any such proposed

amendment must be accompanied by an opinion of counsel as to the legality and effect on the

Members. Copies of any amendments proposed to be made pursuant to this Section 13.1 shall be

sent to the Members.

Section 13.2. **Amendments by Members**. A proposed amendment shall be voted upon at either

an annual meeting or a special meeting of the Members duly called for the purpose of voting on

the amendment. Such votes shall be exercised as providing in Article 4. Amendments shall be

approved by a Super-Majority in Interest of the Voting Interest Members, and upon approval of

any amendment, all Members, whether or not they consents to such amendment, shall be deemed

to have consented to and shall be bound by the terms and provisions thereof as if they had so

consented. For purposes of this provision a Super-Majority shall be not less than 80% of the

Voting Interests of the Members.

ARTICLE 14

MISCELLANEOUS

Section 14.1. **Complete Agreement**. This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to its subject matter. This Agreement and the Articles replace and supersede all prior agreements by and among the Members or any of them. This Agreement and the Articles supersede all prior written and oral statements and no representation, statement, or condition or warranty not contained in this Agreement or the Articles will be binding on the Members or have any force or effect whatsoever.

Section 14.2. **Governing Law**. This Agreement and the rights of the parties under this Agreement will be governed by, interpreted and enforced in accordance with the laws of the State of Indiana.

Section 14.3. **Binding Effect; Conflicts**. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective distributees, successors and assigns. This Agreement is subject to, and governed by, the Act and the Articles. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the Act or the provisions of the Articles, the provisions of the Act or Articles, as the case may be, will be controlling.

Section 14.4. **Headings; Interpretation**. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement. The singular shall include the plural, and the masculine gender shall include the feminine and neuter, and vice-versa, as the context required.

Section 14.5. **Severability**. If any provision of this Agreement is held to be illegal, invalid, unreasonable or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, unreasonable or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, unreasonable or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, unreasonable or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, unreasonable or unenforceable provision as may be possible and be legal, valid, reasonable and enforceable.

Section 14.6. **Multiple Counterparts**. This Agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument. However, in making proof with respect to this Agreement it will be necessary to produce only one copy hereof signed by the party to be charged.

Section 14.7. **Additional Documents and Acts**. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated by this Agreement.

Section 14.8. **No Third Party Beneficiary**. This Agreement is made solely and specifically among and for the benefit of the Members and their respective successors and assigns subject to the express provisions of this Agreement relating to successors and assigns; and no other person will have any rights, interest or claims under the Agreement or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

Section 14.9. **Notices**. Any notice to be given or to be served upon the Company or any Member in connection with this Agreement must be in writing and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member a the address specified on Exhibit "A". Any Member or the Company may, at any time by giving five days' prior written notice to the other Members and the Company, designate any other addressing substitution of the foregoing address to which such notice will be given.

Section 14.10. **Amendments**. All amendments to this Agreement must be in writing and must be approved by all of the current Members.

Section 14.11. **Title to Company Property**. Legal title to all property of the Company will be held and conveyed in the name of the Company.

Section 14.12. **Reliance on Authority of Person Signing Agreement**. In the event that a Member is not a natural person, neither the Company nor any Member will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such person or to determine any fact or circumstance bearing upon the existence of the authority of such individual, or (b) be required to see to the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

IN WITNESS WHEREOF, the Members have executed this Agreement on the date set

forth opposite their signatures, to be effective, however, as of the date the Articles of

Organization of the Company are accepted for filing by the Secretary of State of the State of

Indiana.

        DATED: July 18, 2006.

                                 Signature Leisure, Inc,

/s/ Thomas Cress_____   By: /s/ Steve Carnes_____
Thomas Cress   Steve Carnes, Pres.

EXHIBIT "A"

NAMES AND ADDRESSES OF MEMBERS

Thomas Cress   928 Waynesboro
SSN: 308-80-1798   Decatur, IN 46733

Signature Leisure, Inc.   100 Candace Dr., Suite 100
FEIN: 50-0012982   Maitland, Florida 32779

Peter Collorafi   C/O 1236 Patterson St
FEIN_____   Decatur, In 46733

EXHIBIT "B"

CAPITAL CONTRIBUTIONS AND PERCENTAGE INTERESTS OF MEMBERS

Member	Capital Contribution	Percentage Interest	Voting Interest	Non-Voting Interest
Thomas Cress	$0	1 %	2 Units	0 Units
Signature Leisure, Inc.	$100,000.00	25 %	5 Units	45 Units
Peter Collorafi	$300,000.00	74%	13units	135 Units

EXHIBIT "C"

INITIAL ASSETS CONVEYED TO COMPANY BY INITIAL MEMBERS